Exhibit 99.4 Interim Report for First Half 2021 12 August 2021Exhibit 99.4 Interim Report for First Half 2021 12 August 2021

Disclaimer This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. Such forward-looking information and statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for IDEX Biometrics ASA (the Company) and its subsidiaries. These expectations, estimates and projections are generally identifiable by statements containing words such as expects , believes , estimates or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for the Company’s businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time. Although the Company believes that its expectations and the information in this presentation were based upon reasonable assumptions at the time when they were made, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in this presentation. The Company is not making any representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the information in the presentation, and neither the Company nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use of the information in this presentation. The Company undertakes no obligation to publicly update or revise any forward-looking information or statements in this presentation.Disclaimer This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. Such forward-looking information and statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for IDEX Biometrics ASA (the Company) and its subsidiaries. These expectations, estimates and projections are generally identifiable by statements containing words such as expects , believes , estimates or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for the Company’s businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time. Although the Company believes that its expectations and the information in this presentation were based upon reasonable assumptions at the time when they were made, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in this presentation. The Company is not making any representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the information in the presentation, and neither the Company nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use of the information in this presentation. The Company undertakes no obligation to publicly update or revise any forward-looking information or statements in this presentation.

IDEX Biometrics The next evolution of payment cards Reduced fraud Identity protection Top of wallet Low cost More convenientIDEX Biometrics The next evolution of payment cards Reduced fraud Identity protection Top of wallet Low cost More convenient

Q2 ’21 Financial Summary Continued shift to product sales; sustained shipments for network Summary Profit & Loss Statement ($000) Q2 2021 Q1 2021 Q4 2020 Q3 2020 Q2 2020 access control; initial shipments of Product $ 6 96 $ 6 23 $ 593 $ 246 $ 121 TrustedBio Services 1 1 5 2 28 Expenses under control Total Revenue 697 624 598 248 149 – Incremental headcount increases Purchases, net of inventory change 304 220 178 45 32 – Q2 ‘21 saw higher R&D prototyping Payroll expenses 4, 682 5, 101 5, 206 4, 275 3, 515 costs; no R&D credits recorded for Research and development expenses 881 608 (144) 930 1, 069 Q2 and Q1 ’21 (vs. prior years) Other operating expenses 1, 763 1, 713 2, 157 1, 370 1, 218 U.S. registration contributing to Depreciation and amortization 460 454 439 430 422 incrementally higher OpEx Total Operating expenses 8, 090 8, 096 7, 836 7, 050 6 ,256 Cash balance of $19.3 million as of Loss from operations $ (7,393) $ (7,472) $ (7,238) $ (6,801) $ (6,107) June 30, 2021 – $25.9 million as of March 31, 2021Q2 ’21 Financial Summary Continued shift to product sales; sustained shipments for network Summary Profit & Loss Statement ($000) Q2 2021 Q1 2021 Q4 2020 Q3 2020 Q2 2020 access control; initial shipments of Product $ 6 96 $ 6 23 $ 593 $ 246 $ 121 TrustedBio Services 1 1 5 2 28 Expenses under control Total Revenue 697 624 598 248 149 – Incremental headcount increases Purchases, net of inventory change 304 220 178 45 32 – Q2 ‘21 saw higher R&D prototyping Payroll expenses 4, 682 5, 101 5, 206 4, 275 3, 515 costs; no R&D credits recorded for Research and development expenses 881 608 (144) 930 1, 069 Q2 and Q1 ’21 (vs. prior years) Other operating expenses 1, 763 1, 713 2, 157 1, 370 1, 218 U.S. registration contributing to Depreciation and amortization 460 454 439 430 422 incrementally higher OpEx Total Operating expenses 8, 090 8, 096 7, 836 7, 050 6 ,256 Cash balance of $19.3 million as of Loss from operations $ (7,393) $ (7,472) $ (7,238) $ (6,801) $ (6,107) June 30, 2021 – $25.9 million as of March 31, 2021

Oslo Børs: IDEX Nasdaq: IDBA Investment Highlights Massive addressable market • One of only two suppliers and partnered with the ecosystem leaders; TAM of 400 million units/yr. expected by 2024 • TrustedBio™ is the only true “pure play” in the contactless card space • First solution that enables the cost point and user experience to accelerate market activation Accelerating commercial momentum • Infineon/IDEX technical and commercial partnership • High demand for Infineon/IDEX reference platform with building design win momentum • Growing backlog from existing customers • Multiple new design wins and orders from integrators and card manufacturers Opportunities in adjacent markets • DCEP hardware wallets, Crypto currency wallets, ID, Access Control • Volume production orders from Asian customer Large-scale certification gives us advantage in rapidly changing markets • Certification from two leading payment networks (EMVCo® certified) represents barrier to near-term entry • Two certifications from China UnionPay afford head start with DCEP

Q2 ’21: a pivotal quarter TM IDEMIA actively marketing IDEX based F.CODE cards • IDEMIA’s first Biometric Payment Card offering based on IDEX’s TrustedBio™ sensor • Most integrated Biometric Payment Card solution available today • Building order backlog in response to accelerating customer demand Announced Infineon technical and commercial partnership • Joint solution: TrustedBio Max™ + latest generation Infineon Secure Element (not possible with competitors’ sensors) • Infineon has been the leading provider of secure elements (SEs) for more than two decades • Full transactions ~3X faster than any solution available; contactless EMV transactions in 0.5 seconds TrustedBio Max™ product launch • The most advanced and integrated biometric payment solution ever created • Integrated sensor, biometric ASIC, biometric matching hardware, software, and algorithm enables groundbreaking low- cost, simplified manufacturing and industry leading performance Progressing as planned: Digital Currency Electronic Payment (DCEP) initiative of the People’s Bank of China • IDEX featured in Digital RMB trials conducted by the Postal Savings Bank of China and China Construction Bank • Selected by Goldpac as a strategic technology partner; initial orders received for DCEP solutionQ2 ’21: a pivotal quarter TM IDEMIA actively marketing IDEX based F.CODE cards • IDEMIA’s first Biometric Payment Card offering based on IDEX’s TrustedBio™ sensor • Most integrated Biometric Payment Card solution available today • Building order backlog in response to accelerating customer demand Announced Infineon technical and commercial partnership • Joint solution: TrustedBio Max™ + latest generation Infineon Secure Element (not possible with competitors’ sensors) • Infineon has been the leading provider of secure elements (SEs) for more than two decades • Full transactions ~3X faster than any solution available; contactless EMV transactions in 0.5 seconds TrustedBio Max™ product launch • The most advanced and integrated biometric payment solution ever created • Integrated sensor, biometric ASIC, biometric matching hardware, software, and algorithm enables groundbreaking low- cost, simplified manufacturing and industry leading performance Progressing as planned: Digital Currency Electronic Payment (DCEP) initiative of the People’s Bank of China • IDEX featured in Digital RMB trials conducted by the Postal Savings Bank of China and China Construction Bank • Selected by Goldpac as a strategic technology partner; initial orders received for DCEP solution

IDEX TrustedBio Max™: Proprietary Advantages

The most complete solution for card-based biometric authentication

SENSOR & ASIC + **ALGORITHMS & SOFTWARE** + **SYSTEMS & SOLUTIONS**



Wide-area polymer sensor,
ASIC: MCU, PMU, Hardware accelerator,
Flexible, low-cost package design



Biometric authentication algorithm
Embedded software for sensor, MCU, SE






SE

Card architecture, reference design
Enrolment solutions, system concepts

TrustedBio™: A single hardware platform that enables multiple products through firmware; supports multiple Secure Element architectures and multiple applications

IDEX

IDEX & Infineon: Complete solution

- **IDEX:**
  - IDX3409 Biometric SoC
    - MCU 200 Mhz
    - Power management(PMU)
    - Hardware accelerator
  - Biometric Algo
  - Biometric MCU Software
  - SE SDK



- **Infineon:**
  - SLC38 SE ASIC
  - SE Operating System



- **Integration:**
  - Hardware system
  - Algorithm compiled for SLC38
  - PMU synchronization and optimization
  - Documentation and support


infineon
IDEX

- **Game Changing Performance:**
  - Biometric process: ~250ms
  - Total transaction time (including EMV): ~500ms
  - Presentation attack detection (PAD)
  - False Reject Rate: Less than 3%

A solution that will accelerate market activation: A seamless user experience; low card cost (~$5)

IDEX

Digital Currency Electronic Payment: "DCEP"

中国人民银行
THE PEOPLE'S BANK OF CHINA

Central Bank Issuing Digital RMB

Regional Banks

Industrial and Commercial Bank of China
Bank of China
China Construction Bank*
Bank of Communications
Agricultural Bank of China
Postal Savings Bank of China*

* Announced IDEX pilots

Hardware Wallet Opportunity

- Deployment by 2022 Olympic games
- Financial inclusion for 225 million unbanked citizens
- 40% of population not using a smartphone

$1B+ potential

Digital Payment

- Digital wallet
- **Hardware wallet**
- Third party



Card Manufacturing Partners

金邦达 Goldpac
Giesecke & Devrient
恒宝股份 HENGBAO CO., LTD.
楚天龙 CHUTIAN DRAGON

IDEX is uniquely positioned to support the impending deployment of DCEP in China

IDEX

Oslo Børs: IDEX Nasdaq: IDBA Investment Highlights Massive addressable market for payment cards Accelerating commercial momentum Large-scale certification gives us advantage in rapidly changing markets Opportunities in adjacent markets • Digital currency, crypto-currency, ID, and access control

Thank YouThank You